SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, D.C. 20549

 FORM 6-K

 REPORT OF FOREIGN PRIVATE ISSUER
 PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
 SECURITIES EXCHANGE ACT OF 1934

 DATED: June 9, 2009

 Commission File No. 001-33811
NAVIOS MARITIME PARTNERS L.P.

 85 AKTI MIAOULI STREET, PIRAEUS, GREECE 185 38
 (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

 Form 20-F   ☒        Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

 Yes   ☐        No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

 Yes   ☐        No   ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

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 If ``Yes'' is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

 N/A

On June 9, 2009, Navios Maritime Partners L.P. (“Navios Partners”) issued a press release announcing the execution of an agreement with Navios Maritime Holdings Inc. (“Navios Holdings”) whereby Navios Partners agreed to purchase the rights to the Navios Sagittarius, a 2006 Japanese-built Panamax vessel, for a cash purchase price of $34.6 million. The closing of the acquisition is expected to occur within a few days.

In addition, the press release also announced that Navios Holdings has relieved Navios Partners from its obligation to purchase the Capesize vessel TBN I for $130.0 million and will grant Navios Partners a 12-month option to purchase the TBN I for $125.0 million. In consideration for such actions, upon delivery of the TBN I to Navios Holdings, which is anticipated to be at the end of June 2009, Navios Partners will issue 1.0 million of a new series of subordinated units. This new series of subordinated units will not be eligible to receive cash distributions until the third anniversary of the issuance of such units, at which time such units will automatically convert into common units and receive distributions in accordance with all other common units. In addition, Navios Partners will release, for a two year period, Navios Holdings of the restrictions under the Omnibus Agreement that the parties previously entered into, as well as release, for a two year period, Navios Maritime Acquisition Corporation of its right of first refusal under the Right of First Refusal and Corporate Opportunities Agreement that the parties previously entered into.  A copy of the press release is furnished as Exhibit 99.1 to this Report and is incorporated herein by reference.

The information contained in this Report is hereby incorporated by reference into the Registration Statement on Form F-3, File No. 333-157000.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAVIOS MARITIME PARTNERS L.P.

By:	/s/ Angeliki Frangou
Angeliki Frangou
Chief Executive Officer
Date: June 10, 2009

Exhibit Index

Exhibit No.	Exhibit

99.1	Press Release dated June 9, 2009.